SEC SECURITIE
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NOV 29 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 AND ENDING 09/30/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Catton & Associates Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 N. Rocky Point Drive, Suite 1000
(No. and Street)

Tampa	FL	33607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David S. Cole, Chief Financial Officer (813) 264-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo Westlake & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1907 S Alexander St., Suite 2	Plant City	FL	33566
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
NOV 29 2016
RECEIVED

2016 NOV 29 PM 3:00
RECEIVED
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida Corporation, as of September 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PAUL R. RICHARDSON
MY COMMISSION # FF920112
EXPIRES September 21, 2019
(407) 398-0153 FloridaNotaryService.com

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent Public Accountants' Review of the Exemption Report

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2016 AND 2015

TABLE OF CONTENTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2016 and 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson Castillo Westlake & Co, P.A.

Raulerson Castillo Westlake & Company PA
Plant City, Florida
November 23, 2016

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2016 AND 2015

ASSETS

	2016	2015
ASSETS		
Cash	$ 3,500,946	$ 2,381,587
Investments	66,414	71,031
Receivables:		
Clearing agent	202,734	106,581
Commissions	318,699	180,365
Notes & other	221,021	211,188
Inventory	421	49,703
Property & equipment, net of accumulated depreciation	164,286	45,622
Deferred tax asset	23,400	35,264
Prepaid expenses	403,974	448,732
Deposits	346,091	337,159
Total Assets	$ 5,247,987	$ 3,867,232

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
LIABILITIES		
Accounts payable	$ 27,141	$ 16,959
Notes payable	284,112	257,679
Accrued expenses:		
Clearing agent	421	49,703
Commissions & wages	1,621,660	736,436
Employee benefits	245,399	204,399
Income taxes payable	29,340	24,273
Other accrued expenses	605,251	256,235
Total Liabilities	2,813,323	1,545,685
SHAREHOLDERS' EQUITY		
Common stock:		
Class A: Voting and participating stock, no par; authorized 37,500,000 shares, issued and outstanding 5,360,000 shares	536	536
Class B: Non-voting and participating stock, no authorized 37,500,000 shares, issued and outstanding 0 shares	-	-
Retained earnings	2,434,128	2,321,011
Total Shareholders' Equity	2,434,664	2,321,547
Total Liabilities and Shareholders' Equity	$ 5,247,987	$ 3,867,232

See accompanying accountants' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2016 AND 2015

	2016	2015
INCOME:		
Commissions on customer trading in:		
Direct participation	$ 4,952,002	$ 6,216,090
Investment company shares	3,131,227	4,583,291
Insurance products	5,204,951	4,773,009
Municipal bonds	1,004,878	977,141
Other commissions	6,310,778	4,588,594
Investment advisory fees	6,050,532	5,657,359
Firm trading and investment gains	2,425,533	1,129,340
Dividend and interest income	444,109	391,555
Due diligence & other income	3,174,212	3,123,174
Total income	32,698,222	31,439,552
EXPENSES:		
Representatives' commissions and overrides	25,193,531	24,120,776
Clearing charges	1,326,995	1,095,727
Salaries and employee benefits	3,790,000	3,781,726
Communications expense	63,060	58,568
Occupancy and equipment costs	231,757	159,019
Other operating expenses	1,887,995	1,630,750
Depreciation and amortization	24,802	8,697
Taxes other than income	2,786	196,704
Total expenses	32,520,926	31,051,965
Income before provision for income taxes	177,297	387,586
Income tax expense	44,180	171,414
Net Income	$ 133,117	$ 216,172

See accompanying accountants' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2016 AND 2015

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2014	$ 536	$ 0	$ 0	$ 2,124,839
Dividends Paid	-	-	-	(20,000)
Net income for the year ended September 30, 2015	-	-	-	216,172
Balance at September 30, 2015	$ 536	$ 0	$ 0	$ 2,321,011
Dividends Paid	-	-	-	(20,000)
Net income for the year ended September 30, 2016	-	-	-	133,117
Balance at September 30, 2016	$ 536	$ 0	$ 0	$ 2,434,129

See accompanying accountants' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 133,117	$ 216,172
Adjustments to reconcile net income:		
Depreciation and amortization	24,802	8,697
Unrealized loss (gain)	(2,501)	(1,870)
Loss (gain) on sale of assets	5,208	5,631
(Increase) decrease in:		
Investments	4,617	(71,031)
Clearing agent receivable	(96,153)	(2,636)
Commissions receivable	(138,333)	229,648
Other receivables	(9,833)	(183,587)
Securities for sale	49,282	(48,431)
Deferred tax asset	11,864	126,665
Prepaid expenses	44,758	(177,907)
Deposits	(8,933)	(45,979)
Increase (decrease) in:		
Accounts payable	10,182	8,660
Notes payable	26,433	257,678
Income tax payable	5,067	24,273
Other accrued expenses	1,225,958	(342,305)
Net cash provided (used) by operating activities	1,285,534	3,678
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(146,175)	(21,158)
Net cash provided (used) by investing activities	(146,175)	(21,158)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends	(20,000)	(20,000)
Net cash provided (used) by financing activities	(20,000)	(20,000)
Increase (decrease) in cash and cash equivalents	1,119,359	(37,480)
Cash and cash equivalents - beginning of the year	2,381,587	2,419,067
Cash and cash equivalents - end of the year	$ 3,500,946	$ 2,381,587

See accompanying accountants' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2016 AND 2015

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2016	2015
Cash paid during the year for:		
Income taxes - net	$ 24,273	$ 14,378
Interest	$ 7	$ 860

See accompanying accountants' report and notes to financial statements

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Headquartered in Tampa, Florida, Calton & Associates, Inc. is a registered securities broker-dealer, a member of the Financial Industry Regulatory Authority (FINRA) and a Registered Investment Advisory firm with the Securities and Exchange Commission. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis, with the exception of securities commissions received from National Financial Services which are recorded from settlement-date based clearing statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when a event occurs that requires a change.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3: RESTRICTED CASH AND INVESTMENTS

At September 30, 2016, there was restricted cash of $1,210,068 and no restricted investments held in an account at Hilltop Securities, Inc. The account collateralizes securities trading and inventory accounts.

NOTE 4: INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

Securities Held-to-Maturity

Debt securities held-to-maturity are carried at the lower of cost or market. At September 30, 2016 there are no securities held-to-maturity.

Trading Securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise.

	Cost	Fair Value
2016	$ 63,422	$ 65,789
2015	$ 70,035	$ 67,906

NOTE 5: INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from zero to over twenty years and are carried at fair value. At September 30, 2016 and September 30, 2015 there were no material differences between cost and fair value.

NOTE 6: FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2016	2015
Equipment	$ 105,480	$ 92,509
Furniture	118,504	25,213
Accumulated depreciation	(59,697)	(72,100)
	$ 164,286	$ 45,622

See accompanying accountants' report.

NOTE 7: DEPOSITS

At September 30, deposits consist of the following:

	2016	2015
Clearing agent deposits	$ 305,004	$ 305,003
Regulatory deposit	11,748	5,786
Rent	18,340	26,369
Other	11,000	-
Total	$ 346,091	$ 337,159

NOTE 8: PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaled $165,731 for 2016 and $165,799 for 2015. In addition, the Company has established a 401(k) plan. The 401(k) Safe Harbor company match totaled $79,668 for 2016 and $38,600 for 2015.

NOTE 9: INCOME TAXES

At September 30, 2016, the financial statements reflected income taxes currently payable of $29,340 and a deferred tax asset of $23,400. At September 30, 2015, the financial statements reflected income taxes currently receivable of $31,829 and a deferred tax asset of $35,264. The deferred tax asset represents the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Note 11 regarding accrued legal and settlement costs.

The components of income tax expense are as follows:

	2016	
	Federal	State
Current expense (benefit)	$ 4,500	$ 28,815
Deferred expense (benefit)	10,865	-
Income tax expense (benefit)	$ 15,365	$ 28,815

NOTE 9: INCOME TAXES (CONTINUED)

	2015			
	Federal		State	
Current expense (benefit)	$	(19,603)	$	44,750
Deferred expense (benefit)		146,266		-
Income tax expense (benefit)	$	126,663	$	44,750

NOTE 10: COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office. Rent expense under the lease totaled $225,632 and $159,017 for 2016 and 2015, respectively. At September 30, 2016 the aggregate liability remaining under the lease is as follows:

2017		232,678
2018		239,081
2019		245,640
2020		252,433
2021		259,382
Thereafter		403,400
	$	1,632,614

At September 30, 2016, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $157,292. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $157,292 under the caption "other accrued expenses".

At September 30, 2016 customer margin balances totaled $10,239,104.

NOTE 11: CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at one financial institution. Cash balances at the financial institution are insured by The Federal Deposit Insurance Corporation, or the Securities Industry Protection Corporation up to a maximum of $250,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 12: CLEARING AGENT

The Company utilizes the services of Hilltop Securities, Inc., a wholly owned subsidiary of Hilltop Securities Holdings LLC, which is a subsidiary of Hilltop Holdings Company, and National Financial Services, LLC, for all transactions requiring the use of a clearing agent. Hilltop Holdings Company is a publicly held company located in Texas. National Financial Services LLC, is a limited liability company organized in the state of Delaware.

CALTON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2016 AND 2015

NOTE 13: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2016, the Company had net capital of $1,467,503, representing an excess over required net capital of $1,217,503. The ratio of aggregate indebtedness to net capital was 192% and 105% at September 30, 2016 and 2015, respectively.

NOTE 14: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of filing.

See accompanying accountants' report.

SUPPLEMENTARY SCHEDULES

CALTON & ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2016 AND 2015

	2016	2015
Ownership equity	$ 2,321,548	$ 2,125,376
Net income (loss)	133,117	216,172
Dividends	(20,000)	(20,000)
Adjusted net worth	2,434,665	2,321,548
Subordinated loans	-	-
Total available capital	2,434,665	2,321,548
Non-allowable assets and other deductions	(957,231)	(883,596)
Tentative net capital	1,477,434	1,437,952
Less haircuts:		
Federal, State, and Municipal securities	9,932	13,591
Total haircuts	9,932	13,591
Net capital	1,467,502	1,424,361
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 1,217,502	$ 1,174,361
Aggregate indebtedness	$ 2,812,901	$ 1,495,981
Ratio of aggregate indebtedness to net capital	192%	105%

See independent accountants' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2016

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ -

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

See independent accountants' report.

CALTON & ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2016

1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.	$ -
A) Number of items	-
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D.	$ -
A) Number of items	-

See independent accountants' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
SEPTEMBER 30, 2016

Net capital per FOCUS report	$ 1,413,518
Net statement of financial condition impact of audit adjustments	42,243
Net statement of operations impact of audit adjustments	11,742
Net capital per supplementary schedule	$ 1,467,503

See independent accountants' report.

REQUIRED REPORTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

INDEPENDENT PUBLIC ACCOUNTANTS' REVIEW OF THE EXEMPTION REPORT

To the Board of Directors of and Shareholders
Calton & Associates, Inc.

We have reviewed management's statements, included in the accompanying exemption report of Calton & Associates, Inc., in which (1) Calton & Associates, Inc. ("the Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) (the "exempt provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raulerson Castillo Westlake & Co, P.A.

Raulerson Castillo Westlake & Company PA
Plant City, Florida
November 23, 2016

CALTON

Management Statement of Exemption from 17 C.F.R. Section 15c3-3

Management hereby asserts:

1. Calton & Associates, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of 17 C.F.R. Section 240.15c3-3 and therefore to the best of our knowledge is exempt from Section 240.15c3-3 based on the Section 240.15c3-3(k)(ii) exemption provision.

2. To the best of our knowledge, the exemption provision was met thoughout the entire fiscal year ended September 30, 2016 without exception.

Calton & Associates, Inc.

Calton & Associates, Inc.
Tampa, Florida
November 17, 2016

Calton & Associates, Inc. Member FINRA, SIPC
2701 N Rocky Point Drive • Suite 1000 • Tampa, FL 33607 • T 813.264.0440 • TF 800.942.0262 • F 813.962.8695 • www.calton.com

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2016, which were agreed to by Calton & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson Castillo Westlake & Co, P.A.

Raulerson Castillo Westlake & Company PA
Plant City, Florida
November 23, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **9/30/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

38635 FINRA SEP
CALTON & ASSOCIATES INC
2701 N ROCKY POINT DR STE 1000
ROCKY POINT, FL 33607-5925

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David J. Gob (813) 264-0440

SEC Mail Processing Section NOV 29 2016 Washington DC 409

2. A. General Assessment (item 2e from page 2) $ 56390

B. Less payment made with SIPC-6 filed (**exclude interest**) (25,998)

5/5/2016
Date Paid

Securities and Exchange NOV 29 2016 RECEIVED

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 30,392

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 30,392

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 30,392

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Calton & Associates, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27th day of November, 2016.

V.P. Chief Financial Officer
(Title)

RECEIVED 2016 NOV 29 PM 3:00 SEC / TM

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2015**
and ending **9/30/2016**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 32,698,223
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,789,489
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,084,395
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	5223
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	204,658
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 58,305	
Enter the greater of line (i) or (ii)	58305
Total deductions	10,142,070
2d. SIPC Net Operating Revenues	$ 22,556,153
2e. General Assessment @ .0025	$ 56,390
	(to page 1, line 2.A.)

CALTON & ASSOCIATES, INC.
TAMPA, FL
SIPC ASSESSMENT RECONCILIATION
SEPTEMBER 30, 2016

CALTON & ASSOCIATES, INC.
SIPC ASSESSMENT RECONCILIATION

SEPTEMBER 30, 2016

TABLE OF CONTENTS

RAULERSON CASTILLO
WESTLAKE & COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | **F:** (813) 752-8725

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2016, which were agreed to by Calton & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson, Castillo Westlake & Co, P.A.

Raulerson Castillo Westlake & Company PA
Plant City, Florida
November 23, 2016

Calton Associates, Inc.
Schedule of SIPC Payments made during the Fiscal Year ended 9/30/2016

Vendor	Address	Date	Payment Amount	Applies to Period Ended
SIPC	P.O. Box 92185, Washington, DC 20090-2185	11/18/15	27,902.00	9/30/2015
			27,902.00	
SIPC	P.O. Box 92185, Washington, DC 20090-2185	5/5/16	25,998.00	9/30/2016
SIPC*	P.O. Box 92185, Washington, DC 20090-2185	11/7/16	30,392.00	9/30/2016
			56,390.00	

*made post fiscal year end